PHYTOMEDICAL TECHNOLOGIES, INC.

1628 West 1st Avenue

Suite 216

Vancouver, British Columbia, V6J 1G1

Telephone: (800) 611-3388

Facsimile: (604) 659-5029

September 14, 2005

Securities and Exchange Commission

100 F Street, NW

Washington, D.C.  20549-6010

Gregory S. Belliston (Mail Stop 6010)

RE:

Phytomedical Technologies, Inc. (the “Company”)

Registration Statement on Form SB-2

Filed August 18, 2005

File No. 333-127650

Gentlemen:

We enclose Amendment No. 1 to the above referenced registration statement on Form SB-2. On behalf of the Company, request is hereby made pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the above-referenced Registration Statement be accelerated to 9:00 am Friday, September 16, 2005, or as soon as practicable thereafter.

In connection with the foregoing, we hereby acknowledge that:

-  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filling;

-  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy, assistance and cooperation in this matter.

Very truly yours,

Phytomedical Technologies, Inc.

By:

/s/ Hamel S. Rayat

Name:

Harmel S. Rayat

Title:

President, Chief Executive Officer, Chief Financial Officer

Principal Accounting Officer